FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/12/2026

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains the summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. held on May 12, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: May 12, 2026

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held at 26, Boulevard Royal, 4th Floor, L-2449, Luxembourg, on May 12, 2026, at 9:00 a.m. (Luxembourg time) (the “Annual Meeting”).

Annual Meeting

1.    Consideration of the Company’s 2025 Annual Report containing the consolidated management report and independent auditors report on the Company’s consolidated financial statements as of December 31, 2025; and the Company’s annual accounts as of December 31, 2025 and the independent auditors report thereon. Approval of the Company’s consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.

The Meeting resolved to acknowledge the Company’s 2025 Annual Report and to approve the Company’s consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.

2.    Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2025.

The Meeting resolved to approve the Company’s annual accounts as at December 31, 2025.

3. Allocation of results for the year ended December 31, 2025.

The Meeting resolved to (i) approve an Annual Dividend, payable in U.S. dollars, on May 15, 2026, in the amount of USD 0.22 per share issued and outstanding (or USD 2.20 per ADS), being understood that the Annual Dividend approved pursuant to this resolution includes the Interim Dividend of USD 0.09 per share (USD 0.90 per ADS) paid on November 12, 2025 out of the Company’s share premium account, (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions of the Dividend Balance so approved, including the applicable payment date, (iii) that the aggregate amount of USD 255 million (which is net of the Company’s Treasury Shares) to be distributed as Dividend Balance in the amount of USD 0.13 per Share (or USD 1.30 per ADS) on May 15, 2026, be paid out of the Company’s profit for the financial year, and (iv) that the balance of the profit for the financial year ended December 31, 2025, be allocated to the Company’s retained earnings account.

4.    Discharge of members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2025.

The Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2025, from any liability in connection with the management of the Company’s affairs during such year.

5.    Election of the members of the Board of Directors.

The Meeting resolved to maintain at eight the number of members of the Board of Directors and to reappoint Mr. Roberto Bonatti, Mr. Vincent Robert Gilles Decalf, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Daniel Agustin Novegil, Ms. Alicia Lucía Móndolo, Ms. Gioia María Ghezzi and Ms. Lorenza Martínez Trigueros to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2026 annual accounts.

6.    Authorization of the compensation of the members of the Board of Directors for the year 2026.

The Meeting resolved that each of the members of the Board of Directors receive an amount of USD 115,000 as compensation for their services during the fiscal year 2026, and that the Chairman of the Board of Directors receives, further, an additional fee of USD 295.000; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000, and that the Chairman of such Audit Committee receives, further, an additional fee of USD 20,000. In all cases, the approved compensation for directors not residing in Luxembourg, will be net of any applicable Luxembourg social security charges and proportionally to the time served.

7.    Appointment of the independent auditors for the fiscal year ending December 31, 2026, and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers Assurance, Société coopérative, as the Company’s independent auditors for the fiscal year ending December 31, 2026 to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2026 annual accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2026, broken-down into seven currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euros, Mexican Pesos, Uruguayan Pesos and U.S. Dollars), up to an amount for each currency of ARS 1,873,687,149 (which amount shall be adjusted for inflation); BRL 1,369,012; COP 482,636,778; EUR 996,687; MXN 19,312,644; UYU 3,987,982 and USD 143,214, and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8.    Authorization to the Company, or any subsidiary, from time to time to purchase, acquire or receive securities of the Company, in accordance with Article 430-15 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Company Law”) and with applicable laws and regulations.

The Meeting resolved to (i) renew the authorization to the Company and the Company’s subsidiaries to purchase, acquire or receive, from time to time, shares, including shares represented by ADSs (“Securities”); (ii) grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association or other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Securities, and, in particular, to place any stock exchange orders, conclude any agreements, including, without limitation, for keeping registers of purchases and sales of Securities, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid; and (iii) authorize the Board of Directors to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.

9.    Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

The Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles.

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